Exhibit 99.1

FIRST QUARTER 2007 EARNINGS RELEASE
ROYAL BANK OF CANADA REPORTS RECORD FIRST QUARTER 2007 RESULTS
The financial information in this press release is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted. Our Q1 2007 Report to Shareholders and Supplementary financial information are available on our website at rbc.com/investorrelations.
First quarter 2007 highlights compared with the first quarter of 2006 (1):
•	Net income of $1,494 million, up 27.6%.
•	Diluted earnings per share (EPS) of $1.14, up 28.1%.
•	Return on common equity (ROE) of 27.3%, up 340 basis points.
•	Revenue of $5,698 million, up $738 million, or 15%.
•	Non-interest expense of $3,067 million, up $316 million, or 11%.
•	Announced a $.06, or 15%, increase to our quarterly dividend.
TORONTO, March 2, 2007 — Royal Bank of Canada (RY on TSX & NYSE) reported record net income of $1,494 million for the first quarter ended January 31, 2007, up $323 million, or 27.6%, from a year ago. Diluted EPS were $1.14, up 28.1%. ROE was 27.3%, compared to 23.9% a year ago. This growth was largely attributable to strong earnings across all our business segments including an increase of 31% in RBC Canadian Personal and Business, 27% in RBC Capital Markets and 48% in RBC U.S. and International Personal and Business.
     Commenting on the results, Gordon M. Nixon, President & CEO, said, “We have started 2007 with outstanding results that reflect continued investments in all our business segments. Execution of our strategic initiatives is helping us improve market share in Canada and expand our businesses globally.”
     Total revenue increased $738 million, or 15%, from a year ago primarily due to solid growth in our wealth management and banking businesses driven by expansion, targeted acquisitions and the successful execution of our strategic initiatives. Stronger equity and debt trading results due to significant transactions and increased revenue from certain equity trading strategies also contributed to the increase. These factors were partially offset by lower insurance-related revenue mainly due to the negative impact of the implementation of the new financial instruments accounting standards which was largely offset in insurance policyholder benefits, claims and acquisition expense.
     Non-interest expense increased $316 million, or 11%, from a year ago primarily due to higher variable compensation on improved business performance. Higher costs in support of our growth, including increased staffing levels in our distribution network and additional branches, also contributed to the increase.
     Total provision for credit losses increased $115 million from a year ago, primarily reflecting a $50 million reversal of the general allowance in the prior year and lower corporate recoveries this quarter. Higher provisions in our personal unsecured credit line, small business and credit card portfolios in the current period also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense decreased $136 million, or 21%, from the prior year. The decrease mainly reflected the positive impact of the implementation of the new financial instruments accounting standards, and the prior year hurricane-related charge. These factors were partially offset by growth in our European life reinsurance and domestic businesses.
     Income tax expense increased $103 million, or 31%, over the prior year largely commensurate with higher earnings before income taxes. The effective income tax rate of 22.3% in the current quarter compares to 22.0% a year ago.
     RBC Canadian Personal and Business net income increased $208 million, or 31%, from a year ago. This was largely due to strong growth across all business lines, reflecting the ongoing successful execution of our growth initiatives. The improvement in our results also reflected the prior year hurricane-related charge and a favourable adjustment related to the reallocation of foreign investment capital in the current quarter.
     RBC U.S. and International Personal and Business net income increased $48 million, or 48%, from the prior year. In U.S. dollars, net income was up US$40 million, or 45%, largely driven by the successful execution of our growth initiatives including the acquisition of Flag Financial Corporation (Flag).
     RBC Capital Markets net income increased $90 million, or 27%, from a year ago largely driven by broad-based growth across most businesses and product categories.
     Compared to the fourth quarter of 2006, our consolidated net income increased $232 million, or 18%, and diluted EPS rose $.18, or 19%. This increase largely reflected higher trading results in RBC Capital Markets, strong earnings growth across all business lines in RBC Canadian Personal and Business and solid business growth in RBC U.S. and International Personal and Business due to the successful execution of our growth initiatives including the acquisition of Flag. These factors were partially offset by higher variable compensation primarily in RBC Capital Markets due to stronger business performance.
     As at January 31, 2007, the Tier 1 capital ratio of 9.2% was down from 9.5% a year ago, and down from 9.6% at the end of the previous quarter as the increase in risk-adjusted assets related to our lending and trading activities exceeded our strong internal capital generation. The Total capital ratio of 11.2% was down 160 basis points (bps) from 12.8% a year ago, and down 70 bps from 11.9% last quarter.

(1)	Effective November 1, 2006, results reported on a total consolidated basis are comparable to results reported as from continuing operations for the corresponding prior periods.

PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
Our earnings this quarter of $1.49 billion were driven by revenue growth in most business lines as we continued to execute growth initiatives in Canada and abroad. This performance reflected the strength of our diverse group of businesses globally.
     In Canada, we have expanded our sales force and opened branches to extend our distribution network and build capacity around client relationships. In the U.S., we have completed key acquisitions and are continuing to expand our distribution network to help us pursue our growth initiatives. Globally, we continued to introduce new products and solutions to meet our clients’ needs. We also continued to invest in technologies to make doing business with us even easier. These efforts have helped improve our market share in Canada and grow our businesses globally. We have deployed capital through asset growth in our businesses, targeted acquisitions, dividends and share buybacks, all of which are helping to generate strong returns for our shareholders.
     Our 2007 annual objectives were established at the end of 2006 based on our economic and business outlooks. Our first quarter results are tracking well to these objectives:

	2007 Objectives	Q1 2007 Performance
1. Diluted earnings per share growth	10%+	28.1%
2. Operating leverage (1)	> 3%	6%
3. Return on common equity (ROE)	20%+	27.3%
4. Tier 1 capital ratio (2)	8%+	9.2%
5. Dividend payout ratio	40-50%	35%

(1)	Our operating leverage is defined as the difference between our revenue growth rate (as adjusted) and non-interest expense growth rate (as adjusted). Revenue is based on a taxable equivalent basis and excludes consolidated variable interest entities (VIEs), accounting adjustments related to the new financial instruments accounting standards and Global Insurance revenue. Non-interest expense excludes Global Insurance-related expense. This is a non-GAAP measure. For further information including a reconciliation, refer to the Key performance and non-GAAP measures section.
(2)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
Our diluted EPS growth of 28.1% and ROE of 27.3% compare favourably with our EPS growth objective of more than 10% and ROE objective of more than 20%. Our three-month operating leverage of 6% compares with our objective of greater than 3%. We have maintained a solid capital position, with a Tier 1 capital ratio of 9.2%, which remains comfortably above our target of greater than 8%. In light of our continuing strong earnings, we are raising our quarterly common share dividend by $.06, or 15%, to $.46 in the second quarter to help us achieve our 2007 dividend payout objective of 40 – 50%.
We continued to make progress on our strategic goals this quarter.
1.	To be the undisputed leader in financial services in Canada
•	RBC opened 4 new bank branches and began to upgrade 55 branches. We also celebrated 10 years of online banking and today serve over 3 million customers online.
•	Our installation of Fraudulent Device Inhibitors in our ATM network is helping us combat illegal activity and maximize client security.
•	RBC Asset Management launched a number of new products including the RBC Select Aggressive Growth Fund and two new RBC O’Shaughnessy funds.
•	As part of our commitment to continuously improve the value we provide to retail investors, we reduced management fees on international and global equity mutual funds.
•	RBC Asset Management was the first fund company in Canada to implement the new securities regulation requiring independent oversight of mutual funds, continuing its leadership in the area of fund governance.
•	RBC Insurance opened 3 new branches, bringing the total to 13.
•	RBC Capital Markets was named Top Dealmaker in 2006 (National Post).
•	RBC Capital Markets led Canada Housing Trust’s $8.1 billion bond issue, which was the largest bond issue in Canadian history.
2.	To build on our strengths in banking, wealth management and capital markets in the United States
•	RBC Centura completed the acquisition of Flag Financial Corporation (Flag).
•	RBC Dain Rauscher’s approved lines under the RBC Premier Line of Credit program, which is offered through RBC Global Private Banking, grew in the quarter to reach US$950 million, up from US$500 million a year ago.
•	RBC Capital Markets completed the acquisitions of Carlin Financial Group and Daniels & Associates, L.P.
•	RBC Capital Markets expanded its capabilities to serve mining sector clients by creating a base metals desk in New York to complement the team established in London a year ago.
3.	To be a premier provider of selected global financial services
•	RBC Capital Markets led 2007’s first two US$1 billion Eurobond issues.
•	RBC Capital Markets continued its dominance of the Maple bond market, as joint-lead and bookrunner for the largest fixed-rate single tranche Maple bond in the sovereigns, supranationals and agencies sector.
•	RBC Capital Markets completed its first AIM transaction by advising Australian-based uranium mining company, Berkeley Resources Ltd., on its new listing on the London exchange.
•	Global Private Banking was named the top provider of trust services in the U.K. (Euromoney).
A new Wealth Management segment
Starting next quarter, we will report our results under our new business structure that includes our newly created Wealth Management segment. This new segment will consist of businesses that directly serve the growing needs of affluent and high net worth clients globally, and businesses that provide asset management and trust products.
     We believe that global demand for wealth management products and services will continue to rise as global economies develop and demographics shift. This organizational realignment positions us well to grow our wealth management presence aggressively over the next several years.

Our Corporate Responsibility
We know that a company’s value cannot be judged solely on its current financial results and understand that today’s investors demand top performing companies include a longer-term view of how those results were achieved. When making business decisions, we consider the present and future interests of all our stakeholders, including our clients, employees, investors and communities. I believe this holistic approach has contributed significantly to our long-term success.
     We recently released our 2006 Corporate Responsibility Report and Public Accountability Statement, which provides an overview of RBC’s social, economic and environmental commitments and our impact on the communities and countries in which we do business. It also summarizes our business and workplace practices, which we take seriously to achieve sustainable prosperity for all stakeholders. We have been one of Canada’s leaders in corporate responsibility and the report highlights global honours that we are privileged to have received. For example, RBC was again named one of the world’s top 100 sustainable companies (Innovest, Corporate Knights, BusinessWeek), and we continue to be included on the Dow Jones Sustainability Index, FTSE4Good Index and Jantzi Social Index.
     We were also privileged to have ranked number two for Canada’s Most Admired Corporate Cultures (Waterstone Human Capital, Canadian Business), and as one of the Top 100 Brands in Banking (Brand Finance, The Banker) and the most valuable brand in Canada (Interbrand).
     We intend to continue to demonstrate sustainability principles through our business practices and performance, and provide leadership in select social and environmental areas where we can make a difference.
Finally, I would like to acknowledge our employees for their outstanding performance, which benefits all our stakeholders, and thank our clients for continuing to provide us with their business.
/s/  Gordon M. Nixon
Gordon M. Nixon
President & Chief Executive Officer
SELECTED FINANCIAL HIGHLIGHTS

				Change
	As at or for the three months ended			January 31, 2007 vs.
	January 31	October 31	January 31	October 31	January 31
(C$ millions, except per share, number of and percentage amounts)	2007	2006	2006	2006	2006

Total revenue	$5,698	$5,349	$4,960	$349	$738
Non-interest expense	3,067	2,955	2,751	112	316
Provision for credit losses	162	159	47	3	115
Insurance policyholder benefits, claims and acquisition expense	516	611	652	(95)	(136)
Net income before income taxes and non-controlling interest in subsidiaries	1,953	1,624	1,510	329	443
Net loss from discontinued operations	—	(1)	(1)	1	1
Net income	$1,494	$1,262	$1,171	$232	$323

Selected information
Earnings per share (EPS) - basic	$1.16	$0.97	$0.90	$0.19	$0.26
Earnings per share (EPS) - diluted	$1.14	$0.96	$0.89	$0.18	$0.25
Return on common equity (ROE) (1)	27.3%	23.9%	23.9%	340 bps	340 bps
Net interest margin (2)	1.33%	1.31%	1.39%	2 bps	(6) bps
Capital ratios (3)
Tier 1 capital ratio	9.2%	9.6%	9.5%	(40) bps	(30) bps
Total capital ratio	11.2%	11.9%	12.8%	(70) bps	(160) bps
Selected balance sheet and other information
Total assets	$571,615	$536,780	$487,874	$34,835	83,741
Securities	196,851	184,869	165,658	11,982	31,193
Consumer loans	151,867	148,732	138,581	3,135	13,286
Business and government loans	67,851	61,207	55,615	6,644	12,236
Deposits	365,606	343,523	314,872	22,083	50,734
Risk-adjusted assets (3)	242,290	223,709	204,247	18,581	38,043
Assets under management	157,700	143,100	128,500	14,600	29,200
Assets under administration - RBC	561,200	525,800	486,000	35,400	75,200
- RBC Dexia IS (4)	2,050,000	1,893,000	1,738,100	157,000	311,900

Common share information
Shares outstanding (000s) - average basic	1,274,354	1,274,697	1,284,333	(343)	(9,979)
- average diluted	1,293,085	1,293,864	1,304,378	(779)	(11,293)
- end of period	1,275,950	1,280,890	1,290,983	(4,940)	(15,033)
Dividends declared per share	$0.40	$0.40	$0.32	$—	$0.08
Dividend yield	3.0%	3.3%	2.9%	(30) bps	10 bps
Common share price (RY on TSX) - close, end of period	$54.60	$49.80	$44.54	$4.80	$10.06
Market capitalization (TSX)	69,667	63,788	57,494	5,879	12,173

Period average USD equivalent of C$1.00 (5)	$.861	$.897	$.865	$(0.04)	$(0.00)
Period-end USD equivalent of C$1.00	.850	.890	.878	(0.04)	(0.03)

(1)	Average common equity and Return on common equity are calculated using month-end balances for the period.
(2)	Net interest margin (NIM) is calculated as Net interest income divided by Average assets. Average assets are calculated using methods intended to approximate the average of the daily balances for the period.
(3)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(4)	Assets under administration – RBC Dexia IS represents the total assets under administration (AUA) as at December 31, 2006, of the joint venture, of which we have a 50% ownership interest.
(5)	Average amounts are calculated using month-end spot rates for the period.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make such statements in this press release, in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our medium-term and 2007 objectives, and strategies to achieve our objectives, as well as statements with respect to our beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” “forecast,” “objective” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve numerous factors and assumptions, and are subject to inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include credit, market, operational and other risks identified and discussed under the Risk management section; general business and economic conditions in Canada, the United States and other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar and British pound; the effects of changes in government monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations including tax laws; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; successful execution of our strategy; our ability to complete and integrate strategic acquisitions and joint ventures successfully; changes in accounting standards, policies and estimates, including changes in our estimates of provisions and allowances; and our ability to attract and retain key employees and executives. Other factors that may affect future results include: the timely and successful development of new products and services; the successful expansion and new development of our distribution channels and realizing increased revenue from these channels; global capital markets activity; technological changes and our reliance on third parties to provide components of our business infrastructure; unexpected changes in consumer spending and saving habits; the possible impact on our business from disease or illness that affects local, national or global economies; disruptions to public infrastructure, including transportation, communication, power and water; the possible impact on our businesses of international conflicts and other political developments including those relating to the war on terrorism; and our success in anticipating and managing the associated risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
     Additional information about these factors can be found under the Risk management section and in our 2006 Annual Report under the Risk management and Additional risks that may affect future results sections.
Information contained in or otherwise accessible through the websites mentioned does not form a part of this press release. All references in this document to websites are inactive textual references and are for your information only.
ACCESS TO QUARTERLY RESULTS MATERIALS
Interested investors, the media and others may review this quarterly earnings release, our quarterly results slides, supplementary financial information and our Q1 2007 Report to Shareholders on our website at rbc.com/investorrelations.
Quarterly and year-end conference call and webcast presentation The conference call is scheduled for Friday, March 2, 2007 at 1:30 p.m. (EST). At that time, senior executives will comment on the results for the first quarter of 2007 and respond to questions from analysts and institutional investors. Interested parties can listen to our first quarter results conference call with analysts and institutional investors live, and archived, via the Internet and toll-free telephone:
via the Internet at:
rbc.com/investorrelations/conference
via telephone at: 416-340-2216 (within Toronto) or 1-866-898-9626 (toll-free outside Toronto). Please call between 1:20 and 1:25 p.m. (EST). A recording of the conference call can be accessed after 5:00 p.m. (EST) on March 2 until May 25, 2007, at 416-695-5800 or 1-800-408-3053, by entering passcode 3213863#.
Media Relations Contact
Beja Rodeck, Media Relations, beja.rodeck@rbc.com, 416-974-5506 (within Toronto) or 1-888-880-2173 (toll-free outside Toronto)
Investor Relations Contacts
Marcia Moffat, Head, Investor Relations, marcia.moffat@rbc.com, 416-955-7803
Dave Mun, Senior Manager, Investor Relations, dave.mun@rbc.com, 416-955-7808
ABOUT ROYAL BANK OF CANADA
Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name of RBC. We are Canada’s largest bank as measured by assets and market capitalization and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. Our corporate support team enables business growth with expert professional advice and state-of-the-art processes and technology. We employ approximately 70,000 full- and part-time employees who serve more than 14 million personal, business, public sector and institutional clients through offices in North America and 34 countries around the world.